SNELL WYLIE & TIBBALS
                           A PROFESSIONAL CORPORATION
                             Attorneys & Counselors

8150 North Central Expressway                           Telephone:  214.691.2500
Suite 1800                                              Facsimile:  214.691.2501
Dallas, Texas 75206



                                February 8, 2006



Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

          Re:  Orsus Xelent Technologies, Inc.
               Commission File No. 333-117718

Ladies and Gentlemen:

         As legal counsel to Orsus Xelent Technologies, Inc. (the "Company"), we are providing this letter on behalf of the Company. The purpose of this letter is to respond to the comment of the staff in its letter to the Company dated December 23, 2005, relating to the Form 10-Q filed by the Company for the quarterly period ended June 30, 2005, and the Form 10-Q filed by the Company for the quarterly period ended September 30, 2005.

         In response to the staff's comment, the Company has amended both its Form 10-Q for the quarterly period ended June 30, 2005, and its Form 10-Q for the quarterly period ended September 30, 2005, to include the information required by Item 307 of Regulation S-K, as well as the information required by
Item 305 of Regulation S-K. The Forms 10-Q/A for the respective periods have been filed in EDGAR format with the SEC on the date first set forth above.

         Please note that in order to avoid investor confusion as to the reason for these filings, the Company has chosen, as it understands is customary in amendments to these Forms, to provide in each amended Form 10-Q/A only the new information required in order to make that Form complete and accurate, rather than a restatement of the entire Form with that information included.

         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and




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Securities and Exchange Commission
February 8, 2006
Page 2




         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         As mentioned in the staff's letter, the Company is aware that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in its review of the Company's filings or in response to its comments on the Company's filings.

         Please contact the undersigned if you have any additional comments or questions with respect to the filing of the Company.

                                                            Very truly yours,



                                                            /s/ Phillip A. Wylie

cc:      Mr. Wang Xin
         Orsus Xelent Technologies, Inc.